

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2023

Robert Temple
General Counsel
NuScale Power Corporation
6650 SW Redwood Lane, Suite 210
Portland, OR 97224

      Re: NuScale Power Corporation
          Registration Statement on Form S-3
          Filed on June 1, 2023
          File No. 333-272342

Dear Robert Temple:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jenny O'Shanick at 202-551-8005 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: Jason Brauser